Mail Stop 6010

August 31, 2007

Dr. Gil Van Bokkelen
Chief Executive Officer
BTHC VI, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

      Re: BTHC VI, Inc.
              Registration Statement on Form S-3, Amendment 1
              Filed August 22, 2007
              File No. 333-144433

Dear Dr. Van Bokkelen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3

General

1. Where our comments request revisions to the disclosure in your registration statement, please tell us in your response letter the page numbers on which the revisions appear.

2. We note you filed this amendment on Form S-3. However, it appears you are not eligible for Form S-3 because you have not yet been subject to the reporting

requirements for twelve calendar months, as required by General Instruction I.A.3 to Form S-3. Your Form 10-SB filed on July 6, 2006 went effective on September 5, 2006, so you will not have been subject to the reporting requirements for twelve calendar months until October 1, 2007. Therefore, if you file your next pre-effective amendment prior to October 1, 2007, you should file it on Form S-1, and you should remove the references to incorporation by reference on page 114.

We may not successfully maintain our existing collaborative . . . , page 7

3. We note that in response to comment 15, you now explain how the expiration dates of the agreements with Angiotech, Bristol-Myers Squibb, and the University of Minnesota will be determined. Based on the explanations you provide, please state the specific dates upon which each of these agreements is currently scheduled to expire. Also disclose these dates in the "Collaborations and Partnerships" section on pages 53-54.

We may be sued for product liability, which could adversely affect our business, page 19

4. We note the revisions pursuant to comment 18. Please clarify whether the $5 million per event, $5 million annual aggregate coverage describes only the products liability policy or whether it also describes your clinical trials protection. Also, where you state you have protection "on a scheduled basis," please explain what this means.

Management's Discussion and Analysis of Financial Condition and Results . . . , page 30

Research and Development Expenses, page 32

5. As you appear to keep track of your research and development expenses for some early stage projects, please quantify those costs incurred during each period presented and to date by project. If you do not keep track of these costs by projects at all, clearly state as such.

Collaborations and Partnerships, page 53

6. We note your responses to comments 29, 30, and 33. However, the information requested by the comments appears to be material, so it should be disclosed in your document. Please disclose the following:

- The specific percentage of development costs to be borne by both the company and Angiotech at each stage of development and how commercial revenues will be shared.

- The aggregate amount of potential milestone payments you could receive from Angiotech, as well as the potential additional equity investments from Angiotech.
- The aggregate milestone payments you may receive in the future pursuant to the agreement with Bristol-Myers Squibb.

7. We note your response to comment 10. You describe components of the license agreement with the University of Minnesota on pages 8, 14, and 51. Please provide one complete discussion of this agreement in your Business section. This discussion should identify and describe the technologies covered by the agreement, both parties' material rights and obligations, payment provisions, the agreement's duration and termination provisions, and any other material provisions of the agreement.

Certain Relationships and Related Person Transactions, page 69

8. Please state the name of the affiliate of HFG to whom Athersys paid a consulting fee of $350,000, and file as an exhibit the agreement underlying this payment.

Consolidated Financial Statements, page F-1

A. Background and Accounting Policies, page F-7

Revenue Recognition, page F-7

9. Refer to your response to comment 43. As companies often enter into license agreements with no future service obligations, please clarify your disclosure to specifically discuss your license revenue recognition policy. Your disclosure should include how you recognize license revenues when no future service obligation exists.

E. Convertible Notes, page F-13

10. Please tell us where you have disclosed the amounts of compensation earned (if any) and costs incurred under the collaboration agreement entered in 2006 in response to comment 45.

11. Please tell us how you determined the fair value of warrants issued in connection with the bridge financing, including the method and assumptions utilized.

I. Convertible Preferred Stock, page F-15

12. Please disclose the formula to which the conversion is based. In addition, reconcile 385,424 shares issuable upon conversion of the convertible preferred

stock that is disclosed on page F-10 to the 1,912,356 disclosed in your response to comment 52.

J. Stock Option Plans and Restructurings, page F-16

13. Please tell us where you have disclosed the aggregate intrinsic value of fully vested share options and share options expected to vest as of the latest balance sheet date as originally requested under comment 50.

L. Acquisition Agreement, page F-18

14. Please provide a description of "collaboration activities" that would trigger the milestone payments.

N. Restatement Related to Merger, page F-19

15. Please revise the number of preferred stock disclosed throughout your document, as it does not appear to reflect the effect of the merger.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christopher M. Kelly
         Jones Day
         North Point
         901 Lakeside Avenue
         Cleveland, Ohio 44114